Exhibit 99.1

PNI Digital Media Further Expands Cloud Capabilities

June 18th, 2013, Vancouver, Canada — PNI Digital Media (TSX: PN; OTCQB: PNDMF), (“PNI” or “the Company”), the leading provider of digital media solutions for retailers, announced today it has added access to SkyDrive through its PNI Digital Media Platform, further improving its cloud media integration. SkyDrive is Microsoft’s private cloud technology with over 250 million users.

“Our recently launched cloud storage integrations are already generating over 5 percent of all images consumers are using to personalize products such as canvas prints, photo books and personalized greeting cards on our platform,” said Kyle Hall, CEO of PNI Digital Media. “Next to mobile, cloud storage integrations like SkyDrive represent the largest near term opportunity for incremental transactions. Being first to market with a solution that easily connects to cloud storage services is important for near term growth. Strategically, our cloud storage integrations are part of a bigger platform initiative to directly connect retail print services with user’s tablets and smartphones. This will ensure that the consumers using the sites we provide can create compelling products and the retailer-partners who rely on our platform can generate transactions and revenue from any device, anywhere. As new tablets like the Microsoft Surface and new applications such as Office 365 gain traction with consumers, so do the number of images being generated and shared from integrated services such as SkyDrive. Directly connecting our retailer-partners print services on the PNI Platform to SkyDrive positions us well for future transaction revenue.”

Customers interacting with the PNI Digital Media Platform through retailer branded sites can instantly access and print their digital photos stored across a number of cloud storage sites including Dropbox, Facebook, Instagram, Google+ Photos, Google Drive, Flickr and now SkyDrive. Images stored on any of these sites can be seamlessly printed at the customers preferred retail location and be ready for pick-up in as little as an hour. The first implementation of SkyDrive integration to the PNI Digital Media Platform has already launched at Tesco, Costco US, Walmart Canada, CVS and Sam’s Club and will launch at additional PNI retailer customers shortly.

About PNI Digital Media
The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.

Investor Relations and Press Contact:
Cameron Lawrence	James Binckly
PNI Digital Media	TMX Equicom
604-893-8955 x229	416-815-0700 ext. 228
ir@pnimedia.com	jbinckly@tmxequicom.com